ONESOURCE INFORMATION SERVICES, INC.

300 Baker Avenue
Concord, MA 01742

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be Held on May 22, 2003

To the Stockholders of OneSource Information Services, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders of OneSource Information Services, Inc., a Delaware corporation (the "Company"), will be held at 10:00 a.m., local time, on Thursday, May 22, 2003, at our office located at 300 Baker Avenue, Concord, MA 01742, to consider and act upon the following proposals:

1. To elect six directors to the Company's Board of Directors, each to serve for a term of one year or until his successor is duly elected and qualified.

2. To approve an amendment to the 1999 Stock Option and Incentive Plan to (i) increase the aggregate number of shares of Common Stock that may be issued pursuant to the plan by 500,000 shares; (ii) provide that options granted pursuant to the plan shall expire not later than ten years from the date of grant; (iii) prohibit the repricing of options granted pursuant to the plan at a lower purchase price per share than the original grant without the prior approval of the stockholders holding at least a majority of the shares of the stock of the Company; and (iv) remove provisions of the plan relating to the pooling of interests.

3. To approve an amendment to the Company's 1999 Employee Stock Purchase Plan to increase the aggregate number of shares of Common Stock authorized for issuance pursuant to the plan by 100,000 shares.

4. To ratify the selection of the firm of PricewaterhouseCoopers LLP, independent accountants, as auditors for the fiscal year ending December 31, 2003.

5. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Only stockholders of record at the close of business on April 10, 2003 are entitled to notice of and to vote at the meeting and any postponements or adjournments of the meeting. All stockholders are cordially invited to attend the meeting in person. ***To ensure your representation at the meeting, however, you are urged to mark, sign, date, and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope.*** You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before it has been voted at the Annual Meeting. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy.

By Order of the Board of Directors,

Roy D. Landon
Secretary

Concord, Massachusetts
April 18, 2003

PROXY STATEMENT

April 18, 2003

This Proxy Statement is being furnished in connection with the solicitation of proxies **by the Board of Directors** of OneSource Information Services, Inc., a Delaware corporation (the "Company"), for use at the Company's Annual Meeting of Stockholders to be held on Thursday, May 22, 2003 (the "Annual Meeting") at 10:00 a.m., local time, at our offices located at 300 Baker Avenue, Concord, MA 01742, or at any adjournments thereof. The Company's Annual Report, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2002, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy will be mailed to stockholders on or about April 18, 2003.

Only stockholders of record at the close of business on April 10, 2003 (the "Record Date") will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof. As of the Record Date, an aggregate of 11,668,732 shares of the Company's common stock, $ 0.01 par value per share (the "Common Stock"), were issued and outstanding. The holders of Common Stock are entitled to one vote per share on any proposal presented at the Annual Meeting. Stockholders may vote in person or by proxy. Execution of a proxy will not in any way affect a stockholder's right to attend the Annual Meeting and vote in person. Any proxy may be revoked by the person giving it at any time before the proxy is exercised by (1) filing with the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (2) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of the Company before the taking of the vote at the Annual Meeting, or (3) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to the following: OneSource Information Services, Inc., 300 Baker Avenue, Concord, MA 01742, Attention: Secretary, at or before the taking of the vote at the Annual Meeting.

The representation in person or by proxy of at least a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to establish a quorum for the conducting of business at the Annual Meeting.

In the election of Directors, the six nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Annual Meeting will be elected as Directors. A properly executed proxy marked "WITHHOLD AUTHORITY" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum. On all other items being submitted to stockholders, the affirmative vote of a majority of the shares present, in person, or represented by proxy, and voting on each such matter is required for approval. An automated system administered by the Company's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately. A properly executed proxy marked "ABSTAIN" with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. If a stockholder holds shares in "street name" through a broker or other nominee, the broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if a stockholder does not give their broker or nominee specific instructions, the stockholder's shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. However, shares represented by such "broker non-votes" will be counted in determining whether there is a quorum.

The persons named as attorneys-in-fact in the proxies were selected by the Board of Directors and are executive officers of the Company. All properly executed proxies returned in time to be counted at the Annual Meeting will be voted. Any stockholder giving a proxy has the right to withhold authority to vote for any individual nominee to the Board of Directors by writing that nominee's name in the space provided on the proxy. In addition to the election of six directors to the Board of Directors, the stockholders will consider and vote upon proposals to (i) approve an amendment to the Company's 1999 Stock Option and Incentive Plan, (ii) approve an amendment to the Company's 1999 Employee Stock Purchase Plan, and (iii) ratify the

selection of auditors. **All shares represented by proxies will be voted in accordance with the stockholders' instructions, and if no choice is specified, the shares represented by proxies will be voted in favor of the matters set forth in the accompanying Notice of Annual Meeting.**

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any other matter should be presented at the meeting upon which a vote may properly be taken, shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors is currently fixed at six members. All directors will hold office until their successors have been duly elected and qualified or until their earlier resignation or removal.

The Board of Directors has nominated and recommended that Messrs. Martin Kahn, Daniel J. Schimmel, Carl P. Fisher, Henry Ancona, Robert J. Massie, and Peter H. Kamin, who all are currently serving as Directors of the Company, be elected Directors, to hold office until the next Annual Meeting of Stockholders or until their respective successors are duly elected and qualified. Shares represented by all proxies received by the Board of Directors, and not so marked as to withhold authority to vote for the nominees, will be voted **FOR** the election of the six nominees. The Board of Directors knows of no reason why any nominee should be unable or, for good cause, unwilling to serve, but if such should be the case, proxies will be voted for the election of some other person or for fixing the number of directors at a lesser number.

**The Board of Directors Unanimously Recommends a
Vote "FOR" the Nominees Listed Below**

Director's Name and Year Director First Became a Director	Position(s) with the Company	Term Expires at Annual Meeting Held in
Nominees:		
Martin Kahn 1993	Chairman of the Board of Directors	2003
Daniel J. Schimmel 1993	President, Chief Executive Officer, and Director	2003
Carl P. Fisher 2000	Director	2003
Henry Ancona 2001	Director	2003
Robert J. Massie 2002	Director	2003
Peter H. Kamin 2002	Director	2003

2

OCCUPATIONS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each nominee to be elected at the Annual Meeting, and for the executive officers and a named significant employee of the Company, their ages and principal occupations for at least the past five years:

Name	Age	Position
Martin Kahn (1)(3)	52	Chairman of the Board of Directors
Daniel J. Schimmel	43	President, Chief Executive Officer, and Director
William G. Schumacher	39	Senior Vice President, Content Development
Philip J. Garlick	41	Senior Vice President, Global Sales, Service, and Marketing
Roy D. Landon	47	Senior Vice President, Chief Financial Officer, Secretary, and Treasurer
Patti Purcell	45	Senior Vice President, Products and Solutions
David J. DeSimone	38	Chief Information Technology Officer
Mary F. McCabe (4)	41	General Manager, Products and Solutions
Carl P. Fisher (2)(3)	61	Director
Henry Ancona (1)(2)	58	Director
Robert J. Massie (1)(2)	54	Director
Peter H. Kamin (3)	41	Director

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

(3) Member of Governance Committee.

(4) Named significant employee

Martin Kahn joined the Company as Chairman of the Board of Directors in September 1993. Mr. Kahn has served as managing director of Cadence Information Associates LLC since 1996. Mr. Kahn was Chairman of the Board of Directors of Ovid Technologies, Inc., a producer of online, CD-ROM, and network medical and scientific information services, from 1990 to 1998; Chairman of the Board of Directors of VistaInfo, Inc., a supplier of geographically-based risk information, from 1992 to 1996; and Chairman of the Board of Directors of Parlo, Inc., an online provider of language instruction, from 1999 to 2002. Mr. Kahn holds an M.B.A. from the Harvard Business School and a B.A. from Yale University.

Daniel J. Schimmel joined the Company as President, Chief Executive Officer, and Director in 1993. Prior to joining the Company, Mr. Schimmel served as general manager of the OneSource Division, and held other operating positions, at Lotus Development Corporation. Mr. Schimmel holds an M.B.A. from the Harvard Business School and a B.A. from Harvard University.

William G. Schumacher originally joined the Company in 1993, served as Director of Product Management from 1996 to January 2000, and became Vice President, Product Management in January 2000. From February to December 2000, Mr. Schumacher joined MeetU.com as Vice President, Product Management, and in February 2001 returned to the Company as Senior Vice President, Content Development. Mr. Schumacher holds a B.A. in Chemical Engineering and a B.S. in Finance from the University of Pennsylvania in Philadelphia, PA.

Philip J. Garlick joined the Company as Director of Marketing and Product Development in 1993, served as Vice President and General Manager Europe from 1995 to October 1997, became Vice President, Global Enterprise Sales and Marketing in October 1997, and became Senior Vice President, Global Sales, Service, and Marketing in January 2000. Prior to joining the Company, Mr. Garlick was a marketing executive at Lotus UK. Mr. Garlick holds an M.A. in Economics from Manchester University.

Roy D. Landon joined the Company as Director, Finance and Administration in 1993, became Vice President, Finance and Administration in 1997, became Vice President, Chief Financial Officer in 1999, and became Senior Vice President, Chief Financial Officer in January 2000. Prior to joining the Company, Mr. Landon was director of plans and controls for the Consulting and Information Services Group at Lotus Development Corporation. Mr. Landon holds a B.S. from Babson College.

Patti Purcell joined the Company as Senior Vice President, Products and Solutions in August 2002. She has more than 20 years experience with enterprise software, professional services, and information products at technology companies. From 1990 to 1996, Ms. Purcell held executive roles at Accenture. From 1997 to 1998, Ms. Purcell held Vice President roles at Giga Information Group and Breakaway Solutions, Inc. From January 1999 to September 1999, Ms. Purcell served as Executive Vice President of Strategic Marketing, Business Development, and Customer Operations at Abuzz Technology, Inc., a subsidiary of The New York Times Co. She later co-founded The Body Shop Digital in September 1999 and served as Chief Executive Officer and Chief Operating Officer until March 2001. From January 2002 to August 2002, Ms. Purcell was Vice President, Professional Services, for Interliant, a publicly-traded provider of managed infrastructure solutions. Ms. Purcell holds a B.S. in Business Management from Quincy College.

David J. DeSimone originally joined the Company as Lotus Notes Administrator in 1995 to April 1996. From April 1996 until October 1997, Mr. DeSimone joined IRI Software as Manager of Internal Automation. In October 1997, Mr. DeSimone returned to the Company as Director of On-line Systems Administration, and became Chief Information Technology Officer in December 2000. Mr. DeSimone holds a B.S. in Marketing and an A.S. in Accountancy from Bentley College.

Mary F. McCabe joined the Company as Senior Platform Product Manager in 1994, became Director, Platform Project Management in 1996, became Senior Vice President, Product Development in January 2000, became Senior Vice President, Packaged Solutions in November 2001, and became General Manager, Products and Solutions in November 2002. Ms. McCabe holds a B.S. from Boston College School of Management with concentrations in Computer Science and Marketing.

Carl P. Fisher joined the Company as a Director in 2000. Since 1982, Mr. Fisher has served as an independent electronic publishing consultant primarily for large media, publishing, and communications companies. From 1972 to 1982, Mr. Fisher was part of the start-up management team and an officer of Mead Data Central (the providers of the Lexis and Nexis Services) during its first ten years from conception. Mr. Fisher has served as Chief Executive Officer for a number of early stage information ventures and is currently a member of the board of directors of several private companies. Mr. Fisher holds a B.A. from the University of Connecticut and an L.L.B. from the Georgetown University Law Center.

Henry Ancona joined the Company as a Director in April 2001. Mr. Ancona is currently President, Chief Operating Officer, and Director of Pegasystems, Inc., a company specializing in rules-based business process management software. From March 1998 to February 2002, Mr. Ancona served as President and Chief Executive Officer of Evidian Inc., a software company specializing in security and telecommunications management software. Prior to that time, Mr. Ancona was Executive Vice President of Polaroid Corporation where he led the Commercial Imaging and Electronic Imaging businesses. Mr. Ancona has held a variety of general management positions at Digital Equipment Corporation, including Vice President of the company's application software businesses. Mr. Ancona is currently a member of the Board of Directors of Sentillion, Inc. Mr. Ancona holds B.S. and M.S. degrees in electrical engineering and computer science from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

Robert J. Massie joined the Company as a Director in October 2002. He is currently Director of Chemical Abstracts Service (CAS), which provides primarily online information and is a division of the American Chemical Society. Before assuming his role at CAS in 1992, Mr. Massie served as President and Chief Executive Officer of Gale Research, a subsidiary of the Thomson Corporation. He also held senior executive positions with the Torstar Corporation, the largest newspaper and book publishing company in Canada. Prior to that, he was a management consultant with McKinsey & Co. in New York. Mr. Massie also practiced law with Covington & Burling in Washington, D.C. He holds a joint J.D./M.B.A degree from

Columbia University, where he was a Harlan Fiske Stone scholar. Mr. Massie is also an honors graduate of Yale College.

Peter H. Kamin joined the Company as a Director in November 2002. Mr. Kamin co-founded ValueAct Capital Partners, L.P. in June 2000, and is presently Partner of ValueAct Capital Partners, L.P. Before co-founding ValueAct Capital Partners, L.P., Mr. Kamin founded Peak Investment, L.P., a limited partnership organized to make investments in public companies, in 1992, and was a Partner at Peak Investment, L.P. until June 2000. During his investment career, Mr. Kamin has had extensive experience as a member of the board of directors of several public and private companies Mr. Kamin currently serves as a member of the board of directors of Insurance Auto Auctions, Inc. and LeCroy Corporation. He holds a B.A. from Tufts University and an M.B.A. from the Harvard Business School. Mr. Kamin was appointed to the Board of Directors pursuant to the Registration Rights Agreement described below.

Executive officers of the Company are elected on an annual basis by the Board of Directors to serve at the pleasure of the Board of Directors and until their successors have been duly elected and qualified.

16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and holders of more than 10% of the Company's Common Stock (collectively, "Reporting Persons") to file with the United States Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock of the Company. Such persons are required by regulations of the United States Securities and Exchange Commission to furnish the Company with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the period ended December 31, 2002 and written representations from certain Reporting Persons, the Company believes that all of the Company's officers and directors and holders of more than 10% of the Company's Common Stock complied with Section 16(a) filing requirements for the period ended December 31, 2002, with the exception of the exercise of 3,400 stock options by Mr. Garlick on November 14, 2002 which was reported to the United States Securities and Exchange Commission on a Form 5 on February 14, 2003.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors met nine (9) times and acted by unanimous written consent four (4) times during the fiscal year ended December 31, 2002. The Board of Directors has a standing Audit Committee, Compensation Committee, and Governance Committee (formerly, the Nomination Committee). The Audit Committee, which oversees the accounting, financial functions, and regulatory affairs of the Company, met seven (7) times during the fiscal year ended December 31, 2002. Messrs. Fisher, Ancona, and Massie are the current members of the Audit Committee. Prior to February 28, 2003, Messrs. Kahn, Fisher, and Ancona comprised the Audit Committee. The Compensation Committee, which determines the compensation of the Company's senior management and administers the Company's stock plans, met two (2) times during the fiscal year ended December 31, 2002. Messrs. Kahn, Massie, and Ancona are the current members of the Compensation Committee. Prior to February 28, 2003, Messrs. Kahn and Fisher comprised the Compensation Committee. On July 15, 2002, the Board of Directors approved the formation of the Nomination Committee, which was subsequently renamed the Governance Committee. The Governance Committee identifies potential candidates for director positions and the nomination of candidates to the Board of Directors. The Governance Committee also makes recommendations to the Board of Directors concerning the structure and membership of other committees of the Board of Directors in addition to overseeing corporate governance issues for the Company. The Governance Committee met one (1) time during the fiscal year ended December 31, 2002. While there are no formal procedures for stockholder recommendations, the Governance Committee will consider nominees recommended by stockholders. Messrs. Kahn, Fisher, and Kamin are the current members of the Governance Committee. Prior to February 28, 2003, Messrs. Kahn, Fisher, and Ancona comprised the Governance Committee. During the fiscal year ended December 31, 2002, each of the Company's directors attended one hundred percent (100%) of the total number of meetings of the Board of Directors and all committees of the Board of Directors on which the director served.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the Record Date: (i) the name of each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock ("Principal Stockholder"); (ii) the name of each nominee for director of the Company; (iii) the name of each executive officer of the Company named in the Summary Compensation Table set forth below; (iv) the name of a significant employee named in the Summary Compensation Table and set forth below; and (v) the number of shares beneficially owned by each such person and all directors, nominees for director, executive officers, and the significant employee of the Company as a group and the percentage of the outstanding shares represented thereby.

Name and Address of Beneficial Owner(1)	Amount and Nature of Ownership (2)	Percent of Class (3)
Principal Stockholders:		
ValueAct Capital Partners, L.P. and related funds, One Maritime Plaza, Suite 1400, San Francisco, CA 94111 (4)	3,707,697	31.8%
David L. Babson & Company Inc., One Memorial Drive, Cambridge, MA 02142 (5)	711,500	6.1
Kennedy Capital Management, 10829 Olive Boulevard, Saint Louis, MO 63141 (6)	708,400	6.1
T. Rowe Price Associates Inc., 100 East Pratt Street, Baltimore, MD 21202 (7)	695,900	6.0
Executive Officers:		
Daniel J. Schimmel (8)	812,500	6.8
William G. Schumacher (9)	67,847	*
Philip J. Garlick (10)	64,487	*
Roy D. Landon (11)	144,640	1.2
David J. DeSimone (12)	88,661	*
Directors:		
Martin Kahn (13)	438,006	3.7
Carl P. Fisher (14)	11,000	*
Henry Ancona (15)	10,000	*
Robert J. Massie	*	*
Peter H. Kamin	*	*
Named Significant Employee:		
Mary McCabe (16)	105,428	*
All directors, executive officers, and named significant employee as a group (17) (11 persons)	1,742,569	13.8

  * Less than one percent of the outstanding Common Stock.

(1) Unless otherwise indicated, the address for each beneficial owner is c/o OneSource Information Services, Inc., 300 Baker Avenue, Concord, MA 01742.

(2) The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted in the footnotes below. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and includes voting and investment power with respect to the shares. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days after the Record date ("presently exercisable stock options") are deemed outstanding for computing the ownership of the person holding such options, but are not deemed outstanding for computing the ownership of any other person.

(3) Applicable percentage ownership as of the Record Date is based upon 11,668,732 shares of Common Stock outstanding as of the Record Date. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and includes voting and investment power with respect to the shares. Presently exercisable stock options are deemed outstanding for

computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

(4) Includes 289,840 shares owned by ValueAct Capital Partners II, L.P. ("ValueAct II") and 446,268 shares owned by ValueAct Capital International, Ltd. ("ValueAct International"). According to an amended Schedule 13D filed on March 5, 2003, the general partner of ValueAct Capital Partners, L.P. ("ValueAct") and the managing members of the general partner exercise shared voting and investment power with respect to the shares owned by ValueAct. The general partner of ValueAct is VA Partners, L.L.C. ("VA"). VA is also the general partner of ValueAct II and the investment manager of ValueAct International and exercises shared voting and investment power with each of ValueAct II and ValueAct International with respect to the shares owned by each of these entities. Peter H. Kamin, a current director of the Company, Jeffrey W. Ubben and George F. Hamel, Jr. are the managing members, principal owners and controlling persons of VA and the directors and principal executive officers of ValueAct International.

(5) According to a Schedule 13G filed on February 6, 2003, David L. Babson & Company Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. David L. Babson & Company Inc., in its capacity as investment adviser, has been granted discretionary dispositive power over its clients' securities, and has either sole or shared voting power over such securities.

(6) According to a Schedule 13G filed on February 14, 2003, Kennedy Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Kennedy Capital Management, Inc., in its capacity as investment adviser, has been granted discretionary dispositive power over its clients' securities, and in some instances has voting power over such securities.

(7) These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(8) Includes 315,504 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the Company's 1993 Stock Purchase and Option Plan (the "1993 Plan") and the Company's 1999 Stock Option and Incentive Plan (the "1999 Plan") and 496,996 shares held in the name of the Daniel J. Schimmel 1999 Family Trust.

(9) Includes 50,000 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1999 Plan.

(10) Includes 49,487 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1993 Plan and the 1999 Plan.

(11) Includes 85,450 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1993 Plan and the 1999 Plan.

(12) Includes 87,661 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1993 Plan and the 1999 Plan.

(13) Includes 213,364 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1993 Plan and the Company's 2001 Non-Employee Director Stock Option Plan (the "2001 NED Plan").

(14) Includes 10,000 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1999 Plan and the 2001 NED Plan.

(15) Includes 10,000 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1999 Plan and the 2001 NED Plan.

(16) Includes 101,369 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1993 Plan and the 1999 Plan.

(17) Includes 922,835 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1993 Plan, the 1999 Plan, and the 2001 NED Plan.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth the annual and long-term compensation of the Company's Chief Executive Officer, each of the Company's four other most highly compensated executive officers, and one significant employee (collectively, the "Named Personnel") for the fiscal years ended December 31, 2002, 2001, and 2000.

SUMMARY COMPENSATION TABLE

					Long Term Compensation	
					Awards Securities Underlying	All Other
		Annual Compensation (1)		Other Annual Compensation	Options	Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	($) (2)	(# of Shares)	($)
Daniel J. Schimmel............	2002	$270,000	$37,800	$ 3,408	125,000	—
President, Chief Executive	2001	257,885	42,293	3,150	160,000	—
Officer and Director	2000	212,885	82,599	1,575	—	—
William G. Schumacher........	2002	160,000	18,000	5,377	50,000	—
Senior Vice President	2001	144,615	19,252	4,062	75,000	—
Content Development (3)	2000	25,615	—	313	—	—
Philip J. Garlick	2002	190,000	24,296	106,071	40,000	—
Senior Vice President, Global	2001	184,616	27,872	106,109	60,000	—
Sales, Service, and Marketing	2000	164,616	52,693	105,062	—	—
Roy D. Landon	2002	185,000	21,968	3,313	45,000	
Senior Vice President,	2001	175,577	23,922	3,150	77,000	—
Finance & Administration	2000	144,616	35,340	1,575	—	—
David J. DeSimone	2002	175,000	19,687	1,708	40,000	—
Chief Information	2001	175,000	23,297	2,625	42,294	—
Technology Officer	2000	128,972	15,245	1,312	—	—
Mary F. McCabe..............	2002	180,000	25,425	2,842	40,000	—
General Manager,	2001	171,923	25,531	2,625	—	—
Products and Solutions	2000	145,138	35,196	1,312	110,000	—

(1) The Company did not make any restricted stock awards or grant any stock appreciation rights during the fiscal years 2000, 2001, and 2002.

(2) Excluding Mr. Garlick, amounts reflect 401(k) cash match by the Company. Mr. Garlick receives additional compensation in connection with his relocation from the United Kingdom to Massachusetts, including car and housing allowances and payment of taxes.

The following table provides information with respect to the Company stock option grants to the Named Personnel in 2002. The Company did not grant any stock appreciation rights in 2002.

OPTION/STOCK APPRECIATION RIGHT GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (1)	Percentage of Total Options Granted to Employees in Fiscal Year (%)	Exercise Price ($/share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term (2)	
					5%	10%
Daniel J. Schimmel	125,000	11.1	$6.95	4/16/12	$546,357	$1,384,562
William G. Schumacher.....	50,000	4.4	6.95	4/16/12	218,543	553,825
Philip J. Garlick	40,000	3.6	6.95	4/16/12	174,834	443,060
Roy D. Landon	45,000	4.0	6.95	4/16/12	196,688	498,442
David J. DeSimone	40,000	3.6	6.95	4/16/12	174,834	443,060
Mary F. McCabe	40,000	3.6	6.95	4/16/12	174,834	443,060

(1) Stock options were granted under the Company's 1999 Stock Option and Incentive Plan at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. The options have a term of ten years from the date of grant, and are exercisable in sixteen equal quarterly installments beginning three months following the date of grant, which is the vesting commencement date.

(2) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) of the Company's Common Stock over the term of the options. These numbers are calculated based on rules promulgated by the United States Securities and Exchange Commission and do not reflect the Company's estimate of future stock price increases. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Company's Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

The following table sets forth certain information with respect to options exercised in fiscal year 2002 by the Named Personnel, the value realized upon such exercises, and the value of options held by such Named Personnel at the fiscal year end.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised, In-the-Money Options at Fiscal Year End ($) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel J. Schimmel	228,086	$1,131,393	327,879	229,375	$1,504,835	$78,750
William G. Schumacher ...	—	—	25,000	100,000	4,500	31,500
Philip J. Garlick	72,875	320,597	31,087	80,000	64,423	25,200
Roy D. Landon	—	—	60,575	97,125	229,174	28,350
David J. DeSimone	—	—	59,964	83,844	80,596	25,200
Mary F. McCabe.........	—	—	76,280	95,088	10,020	25,200

(1) Amounts are calculated by subtracting the aggregate exercise price of the options from the market value of the underlying Common Stock on the date of exercise, and do not reflect amounts actually received by the Named Personnel.

(2) Amounts are calculated by subtracting the exercise price of the options from the fair market value of the underlying Common Stock as quoted on The NASDAQ Stock Market of $7.67 per share on December 31, 2002, multiplied by the number of shares underlying the options, and do not reflect amounts that actually may be received by the Named Personnel upon exercise of options.

Equity Compensation Plan Information

The following table provides information about the Common Stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of December 31, 2002, including the 1993 Stock Purchase and Option Plan, the 1999 Stock Option and Incentive Plan, the 1999 Employee Stock Purchase Plan, and the 2001 Non-Employee Director Stock Option Plan. The Company's stockholders have approved all of the equity compensation plans maintained by the Company, and the Company has no equity compensation plans that have not been approved by its stockholders. The numbers reflected in the table below do not include the proposed increase in the number of shares available pursuant to the 1999 Stock Option and Incentive Plan, as the increase is contingent on stockholder approval at the Annual Meeting.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Columns (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,314,693	$6.69	579,249
Equity compensation plans not approved by security holders	0	NA	0
Total	3,314,693	$6.69	579,249

Compensation Committee Report on Executive Compensation

The Compensation Committee during fiscal year 2002 was comprised of Mr. Kahn and Mr. Fisher, and is currently comprised of Messrs. Kahn, Massie, and Ancona. Messrs. Kahn, Massie, and Ancona are all non-employee directors. Pursuant to authority delegated by the Board of Directors, the Compensation Committee is responsible for reviewing and administering the Company's stock plans and for reviewing and approving compensation matters concerning the executive officers, employees, and consultants of the Company. Pursuant to the authority delegated by the Board of Directors, the Compensation Committee each year sets the compensation of the Chief Executive Officer and reviews and approves the compensation of all other senior officers, including approval of annual salaries and bonuses as well as the grant of stock options to officers and employees.

Compensation Philosophy

The goal of the Company is to attract and retain qualified executives in a competitive industry. To achieve this goal, the Compensation Committee applies the philosophy that compensation of executive officers, including the compensation of the Chief Executive Officer and President, should be linked to revenue growth, operating results, and earnings per share performance.

Under the supervision of the Compensation Committee, the Company has developed and implemented compensation policies. The Compensation Committee's executive compensation policies are designed to (i) enhance profitability of the Company and stockholder value, (ii) integrate compensation with the Company's annual and long-term performance goals, (iii) reward corporate performance, (iv) recognize individual initiative, achievement, and hard work, and (v) assist the Company in attracting and retaining qualified executive officers. Currently, compensation under the executive compensation program is comprised of cash compensation in the form of annual base salary and bonus, and long-term incentive compensation in the form of stock options.

Base Salary

In setting cash compensation for the Chief Executive Officer and President and reviewing and approving the cash compensation for all other officers, the Compensation Committee reviews salaries annually. The Compensation Committee's policy is to fix base salaries at levels comparable to the amounts paid to senior executives with comparable qualifications, experience, and responsibilities at other companies of similar size and engaged in a similar business to that of the Company. In addition, the base salaries take into account the Company's relative performance as compared to comparable companies.

The salary compensation for the executive officers is based upon their qualifications, experience, and responsibilities, as well as on the attainment of planned objectives. The Chief Executive Officer and President makes recommendations to the Compensation Committee regarding the planned objectives and executive compensation levels. The overall plans and operating performance levels upon which management compensation is based are approved by the Compensation Committee on an annual basis. During 2002, the Chief Executive Officer and President made recommendations for no salary increases for the other senior officers, and the Compensation Committee approved this recommendation given the year's difficult market conditions.

Bonus Compensation

In addition to salary compensation, the Compensation Committee recommended the continuation of the Company's Bonus Program adopted by the Board of Directors in 1998, whereby senior executives recommended by the Chief Executive Officer and approved by the Compensation Committee for inclusion in the program receive bonus compensation based on a percentage of base salary. Bonuses paid under this program in 2002 were a percentage of base salary for fiscal year 2002 and were based on attainment of target annualized contract levels, earnings per share, and business unit goals for fiscal year 2002.

Stock Options

The Compensation Committee relies on incentive compensation in the form of stock options to retain and motivate executive officers. Incentive compensation in the form of stock options is designed (i) to provide long-term incentives to executive officers and other employees, (ii) to encourage the executive officers and other employees to remain with the Company, and (iii) to enable them to develop and maintain a stock ownership position in Common Stock.

Each of the Company's 1993 Stock Purchase and Option Plan and 1999 Stock Option and Incentive Plan permits the Compensation Committee to administer the granting of stock options to eligible employees, including executive officers. Options generally become exercisable based upon a vesting schedule tied to years of future service to the Company. The value realizable from exercisable options is dependent upon the extent to which the Company's performance is reflected in the market price of Common Stock at any particular point in time. Equity compensation in the form of stock options is designed to provide long-term incentives to executive officers and other employees. The Compensation Committee approves the granting of options in order to motivate these employees to maximize stockholder value. Generally, options are granted to officers and employees at fair market value on the date of grant and vest over a four-year period.

Option grants to employees are based on such factors as initiative, achievement, and performance. In administering grants to executive officers, the Compensation Committee evaluates each officer's total equity compensation package. The Compensation Committee generally reviews the option holdings of each of the executive officers, including their vesting and exercise prices and the then current value of any unvested options. The Compensation Committee considers equity compensation to be an integral part of a competitive executive compensation package and an important mechanism to align the interests of management with those of the Company's stockholders.

Mr. Schimmel's Compensation

The cash compensation program for the Chief Executive Officer and President of the Company is designed to reward performance that enhances stockholder value. Mr. Schimmel's compensation package is

comprised of base pay, bonus, and stock options, and is in part based on the Company's revenue growth, profitability, and growth in earnings per share. In 2002, Mr. Schimmel's cash compensation increased to $270,000 compared to $257,885 in 2001. The Compensation Committee believes that Mr. Schimmel's compensation is presently comparable to the salary of Chief Executive Officers in other Web-based business and financial information companies, considering the size and rate of profitability of those companies.

The Compensation Committee is satisfied that the executive officers of the Company are dedicated to achieving significant improvements in the long-term financial performance of the Company and that the compensation policies and programs implemented and administered have contributed and will continue to contribute toward achieving this goal.

Deductibility of Executive Compensation. In general, under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Company cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. The Company has considered the limitations on deductions imposed by Section 162(m) of the Code, and it is the Company's present intention that, for so long as it is consistent with its overall compensation objective, substantially all tax deductions attributable to executive compensation will not be subject to the deduction limitations of Section 162(m) of the Code.


Respectfully Submitted by the
Compensation Committee:

MARTIN KAHN (Chair)
CARL P. FISHER
ROBERT J. MASSIE
HENRY ANCONA


Compensation Committee Interlocks and Insider Participation

No person who served as a member of the Compensation Committee was, during the fiscal year ended December 31, 2002, an executive officer or employee of the Company, was formerly an executive officer of the Company, or had any relationship requiring disclosure herein. No executive officer of the Company served as a member of the compensation committee (or other committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

Compensation of Directors

Directors who are not employees of the Company and who are not affiliated with Principal Stockholders (also referred to as "outside directors"), with the exception of Mr. Kahn, receive an annual retainer fee of $12,500 and a $1,000 fee for attending regular or special meetings of the board of directors and for meetings of any committees of the board of directors on which they serve, if committee meetings are held separately. During the fiscal year ended December 31, 2002, Mr. Kahn received $75,000 for services he provided as Chairman of the Board of Directors. Currently, Messrs. Kahn, Fisher, Ancona, and Massie are the only outside directors. Outside directors have been eligible to participate in the Company's 1999 Stock Option and Incentive Plan, and all non-employee directors are also eligible to participate in the Company's 2001 Non-Employee Director Stock Option Plan. All directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings.

Audit Committee Report

The Board of Directors has an Audit Committee that oversees the Company's accounting and financial functions, including matters relating to the appointment and activities of the Company's independent auditors. The Audit Committee regularly discusses with management and the outside auditors the financial information developed by the Company, the Company's systems of internal controls and its audit process. The Audit Committee recommends to the Board each fiscal year the appointment of the independent auditors and reviews periodically the auditors' performance and independence from management. The Audit Committee met with the independent accountants to review and discuss the matters required to be discussed by Statement on Accounting Standards ("SAS") No. 61 (Codification of Statements on Auditing Standards), including various matters pertaining to the audit, including the Company's financial statements, the report of the independent auditors on the results, scope and terms of their work, and their recommendations concerning the financial practices, controls, procedures, and policies employed by the Company.

The Board of Directors has adopted a written charter for the Audit Committee setting out the audit related functions the committee is to perform. This year, the Audit Committee reviewed the Company's audited financial statements and met with both management and PricewaterhouseCoopers LLP, the Company's independent accountants, to discuss those financial statements. Management has represented to the Audit Committee that the financial statements were prepared in accordance with generally accepted accounting principles.

The Audit Committee has received from and discussed with PricewaterhouseCoopers LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee also discussed with PricewaterhouseCoopers LLP any matters required to be discussed by SAS No. 61 (Codification of Statements on Auditing Standards, AU Sec. 380).

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 for filing with the United States Securities and Exchange Commission.

Prior to February 28, 2003, Messrs. Kahn, Fisher, and Ancona comprised the Audit Committee. The Audit Committee presently consists of Messrs. Massie, Fisher, and Ancona. Messrs. Massie, Fisher, and Ancona are "independent" as defined in proposed rules of the National Association of Securities Dealers' listing standards.

Respectfully Submitted by the
 Audit Committee:

ROBERT J. MASSIE
CARL P. FISHER
HENRY ANCONA

Relationship with Auditors

The Board of Directors, upon recommendation of the Audit Committee, has selected PricewaterhouseCoopers LLP, independent accountants, as auditors for the Company for the year ending December 31, 2003. During the fiscal year ended December 31, 2002, PricewaterhouseCoopers LLP acted as auditors and performed other appropriate services for the Company.

Audit Fees

Audit fees billed by PricewaterhouseCoopers LLP for services rendered for the fiscal year ended December 31, 2002 were $210,450.

Corresponding fees for the fiscal year ended December 31, 2001 were $185,985. Audit fees include fees for services that normally would be provided by the independent accountant in connection with statutory and regulatory filing or engagements and that generally only the independent accountant can provide. In addition to fees for an audit or review in accordance with generally accepted accounting standards, this category contains fees for comfort letters, statutory audits, consents, and assistance with and review of documents filed with the United States Securities and Exchange Commission.

Audit-Related Fees

Audit-related fees billed by PricewaterhouseCoopers LLP for services rendered for the fiscal year ended December 31, 2002 were $79,400. Corresponding fees for the fiscal year ended December 31, 2001 were $16,966. Audit-related fees are assurance and related services that traditionally are performed by the independent accountant, such as the following: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

Tax Fees

Tax fees billed by PricewaterhouseCoopers LLP for services rendered for the fiscal year ended December 31, 2002 were $10,624. Corresponding fees for the fiscal year ended December 31, 2001 were $78,921. Tax services generally incorporate tax compliance, tax planning, and tax advice, including tax return preparation, refund claims, tax payment-planning services, assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

All Other Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for services other than those described above for the fiscal year ended December 31, 2002 were $0. Corresponding fees for the fiscal year ended December 31, 2001 were $197,372. Services under the caption All Other Fees consist principally of various human resource advisory-related fees.

The Company's Audit Committee has determined that the provision of the services by Price-waterhouseCoopers LLP as set forth herein are compatible with maintaining PricewaterhouseCoopers LLP's independence within the meaning of the rules and guidelines of the United States Securities and Exchange Commission, the American Institute of Certified Public Accountants, and the Independence Standards Board. In addition, all non-audit services were reviewed with the Audit Committee, which approved the provision of such services by PricewaterhouseCoopers LLP and concluded that the provision of such services were compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

The Company expects that representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting to respond to appropriate questions, and they will have the opportunity to make a statement if they desire.

STOCK PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total stockholder return on the Company's Common Stock during the period from the Company's initial public offering on May 19, 1999 through December 31, 2002, with the cumulative total return of the NASDAQ Composite Index and Standard & Poors Small Cap 600 Index. The comparison assumes $100.00 was invested in the Company's Common Stock on May 19, 1999 at the $12.00 initial public offering price and in each of the foregoing indices and assumes dividends, if any, were reinvested.

Comparison of Cumulative Total Return Among OneSource Information Services, Inc., NASDAQ Composite Index and Standard & Poors Small Cap 600 Index (1) (2) (3)



	5/19/99	12/31/99	12/31/00	12/31/01	12/31/02
OneSource Information Services, Inc.	$100.00	$112.00	$ 65.00	$ 78.00	$ 64.00
NASDAQ Composite Index	$100.00	$158.00	$ 96.00	$ 76.00	$ 52.00
NASDAQ Computer Index	$100.00	$180.00	$100.00	$ 76.00	$ 48.00

(1) Prior to May 19, 1999, Common Stock was not publicly traded. Comparative data is provided only for the period since that date. This graph is not "soliciting material," is not deemed filed with the United States Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) The stock price information shown on the graph is not necessarily indicative of future price performance. Information used on the graph was obtained from William Blair & Company, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

(3) The Company has substituted the NASDAQ Computer Index for the Standard & Poors Small Cap 600 Index because the Company believes the NASDAQ Computer Index more accurately reflects the market sector in which the Company participates.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In fiscal year 2002, Information Partners Capital and its affiliates subscribed for an aggregate of $663,900 of products from the Company. In addition, in fiscal year 2002, William Blair & Company and its affiliates subscribed for an aggregate of $68,216 of products from the Company. Prior to November 1, 2002, Information Partners Capital and its affiliates and William Blair & Company and its affiliates were principal stockholders of the Company with each entity holding greater than 5% of OneSource common stock.

On November 2, 2002, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with ValueAct, ValueAct II, and ValueAct International. Pursuant to the terms of the Registration Rights Agreement, the Board appointed Mr. Kamin to serve as a Director on the Company's Board of Directors until this Annual Meeting of Stockholders. In addition, pursuant to the Registration Rights Agreement, for so long as ValueAct owns at least 30% of the Company's outstanding shares, the Company will, subject to the Board of Director's fiduciary duties under applicable law and subject to the requirements established by the National Association of Securities Dealers, the United States Securities and Exchange Commission, the Nasdaq National Market System, any governmental or regulatory body exercising authority over the Company, or any other applicable statute, rule or regulation, use its best efforts to include Mr. Kamin in the slate of nominees recommended for election to the Board of Directors at each annual meeting of the Company after the date of this Annual Meeting.

In fiscal year 2002, the Company had stock buyback programs in effect. Under the stock buyback programs, which were administered by Adams, Harkness & Hill, Inc. ("AHH"), AHH regularly repurchased Common Stock on the open market for the Company pursuant to certain parameters that had been predetermined by the Company. Such parameters included the trading volume and price of the Common Stock. Based on fair market value on the date of purchase, a total of $5,572,394 of Common Stock was repurchased for the Company in fiscal year 2002 under the stock buyback programs. In fiscal year 2002, Messrs. Kahn, Schimmel, and Garlick each sold shares of Common Stock on the open market in aggregate amounts of $196,500, $632,875, and $400,700, respectively, based on the fair market value on the date of such sales, that were repurchased by AHH for the Company on the open market through the stock buyback programs. The aggregate amount of Common Stock repurchased from Messrs. Kahn, Schimmel, and Garlick under the stock buyback programs equalled 62% of the total amount of Common Stock sold by Messrs. Kahn, Schimmel, and Garlick in fiscal year 2002, based on the fair market value on the date of such sales.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE
1999 STOCK OPTION AND INCENTIVE PLAN

Proposed Amendment

The 1999 Stock Option and Incentive Plan (the "1999 Plan") was adopted by the Board of Directors in February 1999, and was approved by the Company's stockholders in April 1999. Under the 1999 Plan, a total of 2,800,000 shares of Common Stock are authorized for issuance upon the exercise of options or other awards granted under the 1999 Plan. In March 2003, the Board of Directors adopted an amendment to the 1999 Plan that is the subject of this proposal. The Board of Directors has approved, and recommends to the Company's stockholders that they approve, an amendment to the 1999 Plan that will (i) increase the aggregate number of shares of Common Stock that may be issued under the 1999 Plan by an additional 500,000 shares; (ii) provide that options granted pursuant to the 1999 Plan shall expire not later than ten years from the date of grant; (iii) prohibit the repricing of options granted pursuant to the 1999 Plan at a lower purchase price per share than the original grant without the prior approval of the stockholders holding at least a majority of the shares of the stock of the Company; and (iv) remove provisions in the 1999 Plan relating to the pooling of interests.

The Company's management relies on stock options as an essential part of the compensation packages necessary for the Company to attract and retain experienced officers and employees. The Board of Directors believes that the proposed amendment is essential to permit the Company's management to continue to

provide long-term, equity-based incentives to present and future officers and employees. The Board of Directors believes that prohibiting the discretionary repricing of options and limiting option terms to a maximum of ten years will be beneficial in motivating the Company's officers and employees to maximize shareholder value.

As of December 31, 2002, only 451,749 shares remained available for grant under the 1999 Plan. If the increase in the number of shares authorized for issuance under the 1999 Plan is not approved, the Company may become unable to provide suitable long-term equity-based incentives to present and future employees. The Company has neither granted any options to purchase the additional shares of Common Stock that will be authorized for issuance under the 1999 Plan, if the amendment is approved nor determined at the present time which individuals will receive such options.

Description of the 1999 Plan

The 1999 Plan is intended to provide stock options and other equity interests in the Company to employees, officers, directors, consultants, and advisors of the Company and its subsidiaries. As of December 31, 2002, there were approximately 225 employees, 7 officers, and 5 directors of the Company eligible to participate in the 1999 Plan. The text of the 1999 Plan, amended as proposed above, is attached to this proxy statement as *Appendix A*. The following is a summary of the 1999 Plan and should be read together with the full 1999 Plan text.

All stock options granted pursuant to the 1999 Plan were granted at fair market value and generally vest over a four year period at a rate of 25% per year starting on the first anniversary of the vesting start date.

The 1999 Plan is administered by the Board of Directors and the Compensation Committee. Subject to the provisions of the 1999 Plan, each of the Board of Directors and the Compensation Committee has the authority to select the persons to whom awards are granted and to determine the terms of each award, including the number of shares of Common Stock subject to the award. Payment of the exercise price of the award may be made in cash, shares of Common Stock, a combination of cash and stock, a promissory note, or by any other method approved by the Board of Directors or Compensation Committee, consistent with applicable law. Unless otherwise permitted by the Board of Directors, awards are not assignable or transferable except by will or the laws of descent and distribution, and, during the participant's lifetime, may be exercised only by the participant.

The Board of Directors or the Compensation Committee may amend, suspend or terminate the 1999 Plan or any portion thereof at any time unless the Board of Directors determines that such amendment may materially or adversely affect a participant. Option agreements may be modified, amended, or rescinded only by written agreement signed by the Company and the participant.

The 1999 Plan expires at the end of the day ten years from the date of its adoption. After that date, no further awards may be granted under the 1999 Plan, but awards previously granted may extend beyond that date.

As amended, the 1999 Plan would authorize the issuance of up to 3,300,000 shares of Common Stock (subject to adjustment for capital changes) pursuant to the exercise of options or other awards granted under the 1999 Plan. The maximum number of shares with respect to which awards may be granted to any employee under the 1999 Plan shall not exceed 250,000 shares of Common Stock during any calendar quarter.

Federal Income Tax Consequences

The following general rules are currently applicable for United States federal income tax purposes upon the grant and exercise of options to purchase shares of Common Stock pursuant to the 1999 Plan:

Incentive Stock Options. The following general rules are applicable under current Federal income tax law to an incentive stock option ("ISO") granted under the 1999 Plan.

1. In general, no taxable income results to the optionee upon the grant of an ISO or upon the issuance of shares to him or her upon the exercise of the ISO, and no corresponding federal tax deduction is allowed to the Company upon either grant or exercise of an ISO.

2. If shares acquired upon exercise of an ISO are disposed of beyond the later of (i) two years following the date the option was granted and (ii) one year following the date the shares are issued to the optionee pursuant to the ISO exercise (the "Holding Periods"), the difference between the amount realized on any subsequent disposition of the shares and the exercise price will generally be treated as capital gain or loss to the optionee.

3. If shares acquired upon exercise of an ISO are disposed of before the Holding Periods are met (a "Disqualifying Disposition"), then in most cases the lesser of (i) any excess of the fair market value of the shares at the time of exercise of the ISO over the exercise price or (ii) the actual gain on disposition will be treated as compensation to the optionee and will be taxed as ordinary income in the year of such disposition.

4. In any year that an optionee recognizes compensation income as the result of a Disqualifying Disposition of stock acquired by exercising an ISO, the Company generally should be entitled to a corresponding deduction for federal income tax purposes.

5. Any excess of the amount realized by the optionee as the result of a Disqualifying Disposition over the sum of (i) the exercise price and (ii) the amount of ordinary income recognized under the above rules will be treated as capital gain.

6. Capital gain or loss recognized by an optionee upon a disposition of shares will be long-term capital gain or loss if the optionee's holding period for the shares exceeds one year.

7. An optionee may be entitled to exercise an ISO by delivering shares of the Company's Common Stock to the Company in payment of the exercise price, if the optionee's ISO agreement so provides. If an optionee exercises an ISO in such fashion, special rules will apply.

8. In addition to the tax consequences described above, the exercise of an ISO may result in additional tax liability to the optionee under the alternative minimum tax rules. The Code provides that an alternative minimum tax (at a maximum rate of 28%) will be applied against a taxable base which is equal to "alternative minimum taxable income," reduced by a statutory exemption. In general, the amount by which the value of the Common Stock received upon exercise of the ISO exceeds the exercise price is included in the optionee's alternative minimum taxable income. A taxpayer is required to pay the higher of his or her regular tax liability or the alternative minimum tax. A taxpayer that pays alternative minimum tax attributable to the exercise of an ISO may be entitled to a tax credit against his or her regular tax liability in later years.

9. Special rules apply if the stock acquired is subject to vesting, or is subject to certain restrictions on resale under Federal securities laws applicable to directors, officers or 10% stockholders.

Non-Qualified Options. The following general rules are applicable under current federal income tax law to an option that does not qualify as an ISO (a "Non-Qualified Option") granted under the 1999 Plan:

1. The optionee generally does not realize any taxable income upon the grant of a Non-Qualified Option, and the Company is not allowed a federal income tax deduction by reason of such grant.

2. The optionee generally will recognize ordinary compensation income at the time of exercise of a Non-Qualified Option in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price. The Company may be required to withhold income tax on these amounts.

3. When the optionee sells the shares acquired pursuant to a Non-Qualified Option, he or she generally will recognize a capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (generally, the exercise price plus

the amount taxed to the optionee as ordinary income). If the optionee's holding period for the shares exceeds one year, such gain or loss will be a long-term capital gain or loss.

4. The Company generally should be entitled to a corresponding tax deduction for federal income tax purposes when the optionee recognizes ordinary income.

5. An optionee may be entitled to exercise a Non-Qualified Option by delivering shares of the Company's Common Stock to the Company in payment of the exercise price. If an optionee exercises a Non-Qualified Option in such fashion, special rules will apply.

6. Special rules apply if the stock acquired is subject to vesting, or is subject to certain restrictions on resale under Federal securities laws applicable to directors, officers or 10% stockholders.

Awards and Purchases. The following general rules are applicable under current federal income tax law to awards of stock ("Awards") or the granting of opportunities to make direct stock purchases ("Purchases") under the 1999 Plan:

1. Persons receiving Common Stock pursuant to an Award or Purchase generally will recognize ordinary income equal to the fair market value of the shares received (determined on the date of award or purchase), reduced by any purchase price paid.

2. The Company generally should be entitled to a corresponding deduction for Federal income tax purposes when such person recognizes ordinary income.

3. When such Common Stock is sold, the seller generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale and the seller's tax basis in the Common Stock (generally, the amount the seller paid for such stock plus the amount taxed to the seller as ordinary income, if any).

4. Special rules apply if the stock acquired pursuant to an Award or Purchase is subject to vesting, or is subject to certain restrictions on resale under Federal securities laws applicable to directors, officers or 10% stockholders.

The Board of Directors Unanimously Recommends a Vote "<u>FOR</u>" Approval of the Amendment to the Company's 1999 Plan.

PROPOSAL 3

APPROVAL OF AN AMENDMENT TO THE COMPANY'S
1999 EMPLOYEE STOCK PURCHASE PLAN

Proposed Amendment

The 1999 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in February 1999, and was approved by the Company's stockholders in April 1999. Under the Purchase Plan, a total of 200,000 shares of Common Stock are authorized for issuance. In March 2003, the Board of Directors adopted an amendment to the Purchase Plan that is the subject of this proposal. The Board of Directors has approved, and recommends to the Company's stockholders that they approve, an amendment to the Purchase Plan that will increase the aggregate number of shares authorized for issuance under the Purchase Plan by 100,000 shares.

The Company's management relies on stock purchases as an essential part of the compensation packages necessary for the Company to attract and retain experienced officers and employees. The Board of Directors believes that the proposed amendment is essential to permit the Company's management to continue to provide long-term, equity-based incentives to present and future employees.

As of December 31, 2002, 65,882 shares remained authorized for issuance under the Purchase Plan. If the increase in the number of shares authorized for issuance under the Purchase Plan is not approved, the Company may become unable to provide suitable long-term equity-based incentives to present and future employees. The Company has not issued any of the additional shares of Common Stock, nor at the present time determined who will receive the additional shares of Common Stock that will be authorized for issuance under the Purchase Plan if the amendment is approved.

DESCRIPTION OF THE PURCHASE PLAN

The Purchase Plan is intended to provide an incentive to, and to encourage stock ownership by, all eligible employees of the Company and its participating subsidiaries so that they may share in the growth of the Company by acquiring or increasing their proprietary interest in the Company. The Purchase Plan is designed to encourage eligible employees to remain in the employ of the Company and its participating subsidiaries. Under the Purchase Plan, payroll deductions are used to purchase the Company's Common Stock for eligible participating employees through the exercise of stock options. The text of the Purchase Plan, amended as proposed above, is attached to this proxy statement as *Appendix B*. The following is a summary of the Purchase Plan and should be read together with the full Purchase Plan text

The Purchase Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Code").

The Purchase Plan is administered by the Board of Directors or a committee that the Board of Directors may designate. The Board of Directors, subject to the provisions of the Purchase Plan, has the power to construe the Purchase Plan, to determine all questions thereunder, and to adopt and amend such rules and regulations for administration of the Purchase Plan as it may deem appropriate. The Board of Directors may from time to time adopt amendments to the Purchase Plan provided that, without the approval of the Company's stockholders, no amendment may increase the number of shares that may be issued under the Purchase Plan, change the class of employees eligible to receive options under the Purchase Plan if such action would be treated as the adoption of a new plan for purposes of Section 423(b) of the Code, or cause Rule 16b-3 under the Securities Exchange Act of 1934 to be inapplicable to the Purchase Plan.

The Purchase Plan may be terminated at any time by the Board of Directors, provided that such termination will not affect options then outstanding under the Purchase Plan. If at any time shares of Common Stock reserved for issuance under the Purchase Plan remain available for purchase, but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares will be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each

participant that would otherwise be used to purchase stock, and the Purchase Plan will terminate. Upon termination of the Purchase Plan, all payroll deductions not used to purchase Common Stock will be refunded to Purchase Plan participants without interest.

As amended, the Purchase Plan would authorize the issuance of up to 300,000 shares of Common Stock (subject to adjustment for changes in the Company's capital stock) pursuant to the exercise of non-transferable options granted to participating employees. The Common Stock subject to the options under the Purchase Plan includes shares of the Company's authorized but unissued Common Stock and shares of Common Stock reacquired by the Company, including shares purchased in the open market. Option holders are generally protected against dilution in the event of certain capital changes such as a recapitalization, stock split, merger, consolidation, reorganization, combination, liquidation, stock dividend or similar transaction.

An employee electing to participate in the Purchase Plan must authorize an amount (a whole percentage not less than 1% nor more than 10% of the employee's cash compensation, including base pay or salary and any overtime, bonuses or commissions) to be deducted by the Company from the employee's pay and applied toward the purchase of Common Stock under the Purchase Plan. For the duration of the Purchase Plan, the Payment Periods are defined as the six month periods commencing on February 1 and August 1 and ending on July 31 and February 28 (or February 29 in case of a leap year), respectively. However, the first Payment Period of the Purchase Plan commenced on June 1, 1999 and ended on January 31, 2000, the second Payment Period of the Purchase Plan commenced on February 1, 2000 and ended on July 31, 2000 and the third Payment Period of the Purchase Plan commenced on August 1, 2000 and ended on February 28, 2001.

Employees of the Company (and participating subsidiaries) who have completed at least three months of service with the Company or any of its subsidiaries on or before the first day of a particular Payment Period, and whose customary employment is more than 20 hours per week and for more than five months in any calendar year are eligible to participate in the Purchase Plan. An employee may not be granted an option under the Purchase Plan if, after the granting of the option, such employee would be treated as owning 5% or more of the total combined voting power or value of all classes of stock of the Company or its subsidiaries. Directors who are not employees of the Company may not participate in the Purchase Plan.

On the first business day of each Payment Period, the Company will grant to each Purchase Plan participant an option to purchase shares of the Common Stock of the Company. On the last day of the Payment Period, the employee will be deemed to have exercised this option, at the option price, to the extent of such employee's accumulated payroll deductions, on the condition that the employee remains eligible to participate in the Purchase Plan throughout such Payment Period. In no event, however, may the employee exercise an option granted under the Purchase Plan for more than 1,000 shares during a Payment Period. If the amount of the accumulated payroll deductions exceeds the aggregate purchase price of 1,000 shares, the excess deductions will be promptly refunded to the employee without interest. Furthermore, no employee may be granted an option which permits the employee's right to purchase shares of Common Stock under the Purchase Plan and all other Section 423(b) plans of the Company and any subsidiary corporations, to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined on the respective date(s) of grant) for each calendar year in which the option is outstanding. Any excess accumulated payroll deductions in excess of such limit will be promptly refunded to the employee without interest. Under the terms of the Purchase Plan, the option price is an amount equal to the lesser of (i) 85% of the average market price of the Common Stock on the first business day of the Payment Period and (ii) 85% of the average market price of the Common Stock on the last business day of the Payment Period, in either event rounded up to the nearest cent. The Company will accumulate and hold for the employee's account the amounts deducted from his or her pay. No interest will be paid on these amounts.

For purposes of the Purchase Plan, the term "average market price" on any date means (i) the average (on that date) of the high and low prices of the Common Stock on the principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) the last reported sale price (on that date) of the Common Stock on the NASDAQ National Market, if the Common Stock is not then traded on a national securities exchange; or (iii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities,

if the Common Stock is not reported on the NASDAQ National Market; or (iv) if the Common Stock is not publicly traded, the fair market value of the Common Stock as determined by the Board after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Stock in private transactions negotiated at arm's length. An employee may enter the Purchase Plan by delivering to the Company, at least ten days before the first day of the next succeeding Payment Period, an authorization stating the initial percentage to be deducted from the employee's pay and authorizing the purchase of shares of Common Stock for the employee in each Payment Period in accordance with the terms of the Purchase Plan.

Unless an employee files a new authorization or withdraws from the Purchase Plan, the deductions and purchases under the authorization the employee has on file under the Purchase Plan will continue from the initial Payment Period to succeeding Payment Periods as long as the Purchase Plan is in effect. Deductions may be increased or decreased during a Payment Period only as set forth above.

An employee may withdraw from the Purchase Plan, in whole but not in part, at any time prior to the last business day of each Payment Period by delivering a withdrawal notice to the Company, in which event the Company will refund the entire balance of the employee's deductions not previously used to purchase stock under the Purchase Plan.

If an employee is not a participant in the Purchase Plan on the last day of the Payment Period, the employee generally is not entitled to exercise his or her option. An employee's rights under the Purchase Plan generally terminate upon his or her voluntary withdrawal from the Purchase Plan at any time, or when he or she ceases employment because of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death, or for any other reason. An employee's employment shall be treated as continuing intact which such employee is on military leave, sick leave or other bona fide leave of absence, for up to 90 days or for so long as the employee's right to re-employment is guaranteed either by statute or by contract, if longer than 90 days.

An employee's rights under the Purchase Plan are the employee's alone and may not be transferred to, assigned to, or availed of by, any other person. Any option granted to an employee may be exercised only by the employee.

The proceeds received by the Company from the sale of Common Stock pursuant to the Purchase Plan will be used for general corporate purposes. The Company's obligation to deliver shares of Common Stock is subject to the approval of any governmental authority required in connection with the sale or issuance of such shares.

FEDERAL INCOME TAX CONSEQUENCES

The following general rules are currently applicable for United States federal tax purposes upon the grant and exercise of options to purchase shares of Common Stock pursuant to the Purchase Plan:

1. The amounts deducted from an employee's pay under the Purchase Plan will be included in the employee's compensation subject to federal income tax. In general, no additional income will be recognized by the employee either at the time options are granted pursuant to the Purchase Plan or at the time the employee purchases shares pursuant to the Purchase Plan.

2. If the employee disposes of shares of Common Stock more than two years after the first business day of the Payment Period in which the employee acquired the shares, then upon such disposition the employee will recognize ordinary income in an amount equal to the lesser of:

    (a) the excess, if any, of the fair market value of the shares on the date of disposition over the amount the employee paid for the shares, or

    (b) approximately 15% of the fair market value of the shares on the first business day of the Payment Period.

In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of shares and the employee's tax basis in the shares (i.e., the amount the employee paid for the shares plus the amount, if any, taxed as ordinary income). If the employee's holding period for the shares exceeds one year, such gain or loss will be long-term capital gain or loss.

3. If the employee disposes of shares of Common Stock within two years after the first business day of the Payment Period in which the employee acquired the shares, then upon disposition the employee will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the last business day of the applicable Payment Period over the amount the employee paid for the shares.

In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and the employee's tax basis in the shares (generally, the amount the employee paid for the shares plus the amount, if any, taxed to the employee as ordinary income). If the employee's holding period for the shares is more than one year, such gain or loss will be long-term capital gain or loss.

4. If the two-year holding period is satisfied with respect to Common Stock issued upon exercise of an option, the Company will not be entitled to a tax deduction with respect to such option or the issuance of shares of Common Stock upon exercise of such option. If the two-year holding period is not satisfied with respect to Common Stock issued upon exercise of an option, the Company generally will be entitled to a tax deduction equal to the amount of ordinary income taxable to the employee upon disposition of such Common Stock.

The Board of Directors Unanimously Recommends a Vote "<u>FOR</u>" Approval of the Amendment to the Company's Purchase Plan.

PROPOSAL 4

RATIFICATION OF SELECTION OF AUDITORS

The Board of Directors has selected the firm of PricewaterhouseCoopers LLP, independent accountants, to serve as auditors for the fiscal year ending December 31, 2003. It is expected that a member of the firm of PricewaterhouseCoopers LLP will be present at the Annual Meeting with an opportunity to make a statement if so desired and will be available to respond to appropriate questions from the Company's stockholders. The ratification of this selection is not required under the laws of the State of Delaware, where the Company is incorporated, but the results of this vote will be considered by the Board of Directors in selecting auditors for future fiscal years.

The Board of Directors Unanimously Recommends a Vote "<u>FOR</u>" the Ratification of this Selection

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the Annual Meeting of Stockholders for the fiscal year ended December 31, 2003 must be received no later than the close of business on December 20, 2003 at the Company's principal executive offices in order to be included in the Company's proxy statement for that meeting. In order to curtail controversy as to the date on which a proposal was received by the Company, it is suggested that proponents submit their proposals by Certified Mail, Return Receipt Requested to OneSource Information Services, Inc., 300 Baker Avenue, Concord, Massachusetts 01742, Attention: Secretary.

Under the Company's by-laws, stockholders who wish to make a proposal at the Annual Meeting of Stockholders for the fiscal year ended December 31, 2003, other than one that will be included in the Company's proxy materials, must notify the Company no earlier than the close of business on November 20, 2003 and no later than December 20, 2003. If a stockholder who wishes to present a proposal fails to notify the Company by December 20, 2003, the stockholder would not be entitled to present the proposal at the meeting.

If, however, notwithstanding the requirements of the Company's by-laws, the proposal is brought before the annual meeting of stockholders, then under the proxy rules of the United States Securities and Exchange Commission, the proxies solicited by management with respect to the next annual meeting of stockholders will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the persons appointed as proxies may still exercise discretionary voting authority under circumstances consistent with the United States Securities and Exchange Commission's proxy rules.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any filing by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the sections of the Proxy Statement entitled "Compensation Committee Report on Executive Compensation", "Audit Committee Report" and "Stock Performance Graph" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

EXPENSES AND SOLICITATION

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company's directors, officers and regular employees, without additional remuneration, may solicit proxies in person or by telephone or telegraph. Brokers, custodians, and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs. Solicitation by officers and employees of the Company or by certain outside proxy solicitation services also may be made of some stockholders in person or by mail, telephone, or telegraph following the original solicitation.

The contents of and the sending of this Proxy Statement have been approved by the Board of Directors.

ONESOURCE INFORMATION SERVICES, INC.

1999 Stock Option and Incentive Plan

1. *Purpose and Eligibility*

The purpose of this 1999 Stock Option and Incentive Plan (the "Plan") of OneSource Information Services, Inc. (the "Company") is to provide stock options and other equity interests in the Company (each an "Award") to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, all of whom are eligible to receive Awards under the Plan. Any person to whom an Award has been granted under the Plan is called a "Participant". Additional definitions are contained in Section 8.

2. *Administration*

a. *Administration by Board of Directors.* The Plan will be administered by the Board of Directors of the Company (the "Board"). The Board, in its sole discretion, shall have the authority to grant and amend Awards, to adopt, amend and repeal rules relating to the Plan and to interpret and correct the provisions of the Plan and any Award. All decisions by the Board shall be final and binding on all interested persons. Neither the Company nor any member of the Board shall be liable for any action or determination relating to the Plan.

b. *Appointment of Committees.* To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "Committee"). All references in the Plan to the "Board" shall mean such Committee or the Board.

c. *Delegation to Executive Officers.* To the extent permitted by applicable law, the Board may delegate to one or more executive officers of the Company the power to grant Awards and exercise such other powers under the Plan as the Board may determine, *provided that* the Board shall fix the maximum number of Awards to be granted and the maximum number of shares issuable to any one Participant pursuant to Awards granted by such executive officers.

3. *Stock Available for Awards*

a. *Number of Shares.* Subject to adjustment under Section 3(c), the aggregate number of shares of Common Stock of the Company (the "Common Stock") that may be issued pursuant to the Plan is 3,300,000 shares. If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. If shares of Common Stock issued pursuant to the Plan are repurchased by, or are surrendered or forfeited to, the Company at no more than cost, such shares of Common Stock shall again be available for the grant of Awards under the Plan; *provided, however,* that the cumulative number of such shares that may be so reissued under the Plan will not exceed 3,300,000 shares. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

b. *Per-Participant Limit.* Subject to adjustment under Section 3(c), no Participant may be granted Awards during any one fiscal year to purchase more than 250,000 shares of Common Stock.

c. *Adjustment to Common Stock.* In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, (i) the number and class of securities available for Awards under the Plan and the per-Participant share limit, (ii) the number and class of securities, vesting schedule and exercise price per share subject to each outstanding Option, (iii) the repurchase price per security subject to repurchase, and (iv) the terms of each other outstanding stock-based Award shall be adjusted by the Company (or substituted Awards may be made) to the extent the Board shall determine, in good faith, that such an adjustment (or substitution) is appropriate. If Section 7(e)(i) applies for any event, this Section 3(c) shall not be applicable.

4. *Stock Options*

a. *General.* The Board may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option and the Common Stock issued upon the exercise of each Option, including vesting provisions, repurchase provisions and restrictions relating to applicable federal or state securities laws, as it considers advisable.

b. *Incentive Stock Options.* An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "Incentive Stock Option") shall be granted only to employees of the Company and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Board and the Company shall have no liability if an Option or any part thereof that is intended to be an Incentive Stock Option does not qualify as such. An Option or any part thereof that does not qualify as an Incentive Stock Option is referred to herein as a "Nonstatutory Stock Option".

c. *Exercise Price.* The Board shall establish the exercise price (or determine the method by which the exercise price shall be determined) at the time each Option is granted and specify it in the applicable option agreement.

d. *Duration of Options.* Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement.

e. *Exercise of Option.* Options may be exercised only by delivery to the Company of a written notice of exercise signed by the proper person together with payment in full as specified in Section 4(f) for the number of shares for which the Option is exercised.

f. *Payment Upon Exercise.* Common Stock purchased upon the exercise of an Option shall be paid for by one or any combination of the following forms of payment:

(i) by check payable to the order of the Company;

(ii) except as otherwise explicitly provided in the applicable option agreement, and only if the Common Stock is then publicly traded, delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price, or delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price; or

(iii) to the extent explicitly provided in the applicable option agreement, by (x) delivery of shares of Common Stock owned by the Participant valued at fair market value (as determined by the Board or as determined pursuant to the applicable option agreement), (y) delivery of a promissory note of the Participant to the Company (and delivery to the Company by the Participant of a check in an amount equal to the par value of the shares purchased), or (z) payment of such other lawful consideration as the Board may determine.

5. *Restricted Stock*

a. *Grants.* The Board may grant Awards entitling Participants to acquire shares of Common Stock, subject to (i) delivery to the Company by the Participant of a check in an amount at least equal to the par value of the shares purchased, and (ii) the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award (each, a "Restricted Stock Award").

b. *Terms and Conditions.* The Board shall determine the terms and conditions of any such Restricted Stock Award. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Board, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). After the expiration of the

applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or, if the Participant has died, to the beneficiary designated by a Participant, in a manner determined by the Board, to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "Designated Beneficiary"). In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant's estate.

6. *Other Stock-Based Awards*

The Board shall have the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board may determine, including, without limitation, the grant of shares based upon certain conditions, the grant of securities convertible into Common Stock and the grant of stock appreciation rights, phantom stock awards or stock units.

7. *General Provisions Applicable to Awards*

a. *Transferability of Awards.* Except as the Board may otherwise determine or provide in an Award, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

b. *Documentation.* Each Award under the Plan shall be evidenced by a written instrument in such form as the Board shall determine or as executed by an officer of the Company pursuant to authority delegated by the Board. Each Award may contain terms and conditions in addition to those set forth in the Plan *provided that* such terms and conditions do not contravene the provisions of the Plan.

c. *Board Discretion.* The terms of each type of Award need not be identical, and the Board need not treat Participants uniformly.

d. *Termination of Status.* The Board shall determine the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

e. *Acquisition of the Company*

(i) *Consequences of an Acquisition.*

(A) *Acquisition Intended to be Accounted for as a Pooling-of-Interests.* With respect to an Acquisition intended to be accounted for as a pooling-of-interests: (x) all outstanding Awards shall remain the obligation of the Company or be assumed by the surviving or acquiring entity, and there shall be automatically substituted for the shares of Common Stock then subject to such Awards the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition and (y) if a recipient of an Award is terminated by the surviving or acquiring Company without Cause (as defined in the applicable option agreement) before the first anniversary of the consummation of the Acquisition, then upon the consummation of the Acquisition, (1) all Options then outstanding shall become immediately exercisable in full and will terminate, to the extent unexercised, on their scheduled expiration date, and if the shares of Common Stock subject to such Options are subject to repurchase provisions, then such repurchase provisions shall immediately lapse; (2) all Restricted Stock Awards then outstanding shall become free of all repurchase provisions; and (3) all other stock-based Awards shall become exercisable, realizable or vested in full, or shall be free of all repurchase provisions, as the case may be

(B) *Acquisition Intended to be Accounted for under the Purchase Method.*Unless otherwise expressly provided in the applicable Option or Award, upon the occurrence of an Acquisition intended to be accounted for under the purchase method, the Board or the board of directors of the surviving or acquiring entity (as used in this Section 7(e)(i)(B), also the "Board"), shall, as to

outstanding Awards (on the same basis or on different bases, as the Board shall specify), make appropriate provision for the continuation of such Awards by the Company or the assumption of such Awards by the surviving or acquiring entity and by substituting on an equitable basis for the shares then subject to such Awards either (a) the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition, (b) shares of stock of the surviving or acquiring corporation or (c) such other securities as the Board deems appropriate, the fair market value of which (as determined by the Board in its sole discretion) shall not materially differ from the fair market value of the shares of Common Stock subject to such Awards immediately preceding the Acquisition. In addition to or in lieu of the foregoing, with respect to outstanding Options, the Board may, upon written notice to the affected optionees, provide that one or more Options must be exercised, to the extent then exercisable or to be exercisable as a result of the Acquisition, within a specified number of days of the date of such notice, at the end of which period such Options shall terminate; or terminate one or more Options in exchange for a cash payment equal to the excess of the fair market value (as determined by the Board in its sole discretion) of the shares subject to such Options (to the extent then exercisable or to be exercisable as a result of the Acquisition) over the exercise price thereof.

(C) *Acquisition Defined.* An "Acquisition" shall mean: (x) any merger or consolidation after which the voting securities of the Company outstanding immediately prior thereto represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such event; or (y) any sale of all or substantially all of the assets or capital stock of the Company (other than in a spin-off or similar transaction) or (z) any other acquisition of the business of the Company, as determined by the Board.

(ii) *Assumption of Options Upon Certain Events.* In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards under the Plan in substitution for stock and stock-based awards issued by such entity or an affiliate thereof. The substitute Awards shall be granted on such terms and conditions as the Board considers appropriate in the circumstances.

(iii) *Pooling-of-Interests-Accounting.* If the Company proposes to engage in an Acquisition intended to be accounted for as a pooling-of-interests, and in the event that the provisions of this Plan or of any Award hereunder, or any actions of the Board taken in connection with such Acquisition, are determined by the Company's or the acquiring company's independent public accountants to cause such Acquisition to fail to be accounted for as a pooling-of-interests, then such provisions or actions shall be amended or rescinded by the Board, without the consent of any Participant, to be consistent with pooling-of-interests accounting treatment for such Acquisition.

(iv) *Parachute Awards.* Notwithstanding the provisions of Section 7(e)(i)(A), if, in connection with an Acquisition described therein, a tax under Section 4999 of the Code would be imposed on the Participant (after taking into account the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5) of the Code), then the number of Awards which shall become exercisable, realizable or vested as provided in such section shall be reduced (or delayed), to the minimum extent necessary, so that no such tax would be imposed on the Participant (the Awards not becoming so accelerated, realizable or vested, the "Parachute Awards"); *provided, however,* that if the "aggregate present value" of the Parachute Awards would exceed the tax that, but for this sentence, would be imposed on the Participant under Section 4999 of the Code in connection with the Acquisition, then the Awards shall become immediately exercisable, realizable and vested without regard to the provisions of this sentence. For purposes of the preceding sentence, the "aggregate present value" of an Award shall be calculated on an after-tax basis (other than taxes imposed by Section 4999 of the Code) and shall be based on economic principles rather than the principles set forth under Section 280G of the Code and the regulations promulgated thereunder. All determinations required to be made under this Section 7(e)(iv) shall be made by the Company.

f. *Withholding.* Each Participant shall pay to the Company, or make provisions satisfactory to the Company for payment of, any taxes required by law to be withheld in connection with Awards to such Participant no later than the date of the event creating the tax liability. The Board may allow Participants to satisfy such tax obligations in whole or in part by transferring shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their fair market value (as determined by the Board or as determined pursuant to the applicable option agreement). The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant.

g. *Amendment of Awards.* The Board may amend, modify or terminate any outstanding Award including, but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, *provided that,* except as otherwise provided in Section 7(e)(iii), the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant.

h. *Conditions on Delivery of Stock.* The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

i. *Acceleration.* The Board may at any time provide that any Options shall become immediately exercisable in full or in part, that any Restricted Stock Awards shall be free of some or all restrictions, or that any other stock-based Awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, despite the fact that the foregoing actions may (i) cause the application of Sections 280G and 4999 of the Code if a change in control of the Company occurs, or (ii) disqualify all or part of the Option as an Incentive Stock Option.

8. *Miscellaneous*

a. *Definitions.*

(i) *"Company,"* for purposes of eligibility under the Plan, shall include any present or future subsidiary corporations of OneSource Information Services, Inc., as defined in Section 424(f) of the Code (a "Subsidiary"), and any present or future parent corporation of OneSource Information Services, Inc., as defined in Section 424(e) of the Code. For purposes of Awards other than Incentive Stock Options, the term "Company" shall include any other business venture in which the Company has a direct or indirect significant interest, as determined by the Board in its sole discretion.

(ii) *"Code"* means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

(iii) *"employee"* for purposes of eligibility under the Plan shall include a person to whom an offer of employment has been extended by the Company.

b. *No Right To Employment or Other Status.* No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan.

c. *No Rights As Stockholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder thereof.

d. *Effective Date and Term of Plan.* The Plan shall become effective after adoption by the Board on a date determined by the Board. No Awards shall be granted under the Plan after the completion of ten years from the date on which the Plan was adopted by the Board, but Awards previously granted may extend beyond that date.

e. *Amendment of Plan.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time.

f. *Governing Law.* The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

ONESOURCE INFORMATION SERVICES, INC.

1999 Employee Stock Purchase Plan

ARTICLE 1

Purpose

This 1999 Employee Stock Purchase Plan (the "Plan") is intended to encourage stock ownership by all eligible employees of OneSource Information Services, Inc. (the "Company"), a Delaware corporation, and its participating subsidiaries (as defined in Article 17) so that they may share in the growth of the Company by acquiring or increasing their proprietary interest in the Company. The Plan is designed to encourage eligible employees to remain in the employ of the Company and its participating subsidiaries. The Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Code").

ARTICLE 2

Administration of the Plan

The Plan may be administered by a committee appointed by the Board of Directors (the "Committee"). The Committee shall consist of not less than two members of the Company's Board of Directors. The Board of Directors may from time to time remove members from, or add members to, the Committee. Vacancies on the Committee, howsoever caused, shall be filled by the Board of Directors. The Committee may select one of its members as Chairman, and shall hold meetings at such times and places as it may determine. Acts by a majority of the Committee, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be the valid acts of the Committee.

The interpretation and construction by the Committee of any provisions of the Plan or of any option granted under it shall be final, unless otherwise determined by the Board of Directors. The Committee may from time to time adopt such rules and regulations for carrying out the Plan as it may deem best, provided that any such rules and regulations shall be applied on a uniform basis to all employees under the Plan. No member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under it.

In the event the Board of Directors fails to appoint or refrains from appointing a Committee, the Board of Directors shall have all power and authority to administer the Plan. In such event, the word "Committee" wherever used herein shall be deemed to mean the Board of Directors.

ARTICLE 3

Eligible Employees

All employees of the Company or any of its participating subsidiaries whose customary employment is more than 20 hours per week and for more than five months in any calendar year and who have completed at least three months service shall be eligible to receive options under the Plan to purchase common stock of the Company, and all eligible employees shall have the same rights and privileges hereunder. Persons who are eligible employees on the first business day of any Payment Period (as defined in Article 5) shall receive their options as of such day. Persons who become eligible employees after any date on which options are granted under the Plan shall be granted options on the first day of the next succeeding Payment Period on which options are granted to eligible employees under the Plan. In no event, however, may an employee be granted an option if such employee, immediately after the option was granted, would be treated as owning stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any parent corporation or subsidiary corporation, as the terms "parent corporation" and "subsidiary corporation" are defined in Section 424(e) and (f) of the Code. For purposes of determining stock

ownership under this paragraph, the rules of Section 424(d) of the Code shall apply, and stock which the employee may purchase under outstanding options shall be treated as stock owned by the employee.

ARTICLE 4

Stock Subject to the Plan

The stock subject to the options under the Plan shall be shares of the Company's authorized but unissued common stock, par value $.01 par value per share (the "Common Stock"), or shares of Common Stock reacquired by the Company, including shares purchased in the open market. The aggregate number of shares which may be issued pursuant to the Plan is 300,000, subject to adjustment as provided in Article 12. If any option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, the unpurchased shares subject thereto shall again be available under the Plan.

ARTICLE 5

Payment Period and Stock Options

The first Payment Period during which payroll deductions will be accumulated under the Plan shall commence on June 1, 1999 and shall end on January 31, 2000. The second Payment Period will commence on February 1, 2000 and shall end on July 31, 2000. The third Payment Period will commence on August 1, 2000 and shall end on February 28, 2001. For the remainder of the duration of the Plan, Payment Periods shall consist of the six-month periods commencing on March 1 and September 1 and ending on August 31 and February 28 (or February 29 in the case of a leap year), respectively, of each calendar year.

Twice each year, on the first business day of each Payment Period, the Company will grant to each eligible employee who is then a participant in the Plan an option to purchase on the last day of such Payment Period, at the Option Price hereinafter provided for, a maximum of 1,000 shares, on condition that such employee remains eligible to participate in the Plan throughout the remainder of such Payment Period. The participant shall be entitled to exercise the option so granted only to the extent of the participant's accumulated payroll deductions on the last day of such Payment Period. If the participant's accumulated payroll deductions on the last day of the Payment Period would enable the participant to purchase more than 1,000 shares except for the 1,000-share limitation, the excess of the amount of the accumulated payroll deductions over the aggregate purchase price of the 1,000 shares shall be promptly refunded to the participant by the Company, without interest. The Option Price per share for each Payment Period shall be the lesser of (i) 85% of the average market price of the Common Stock on the first business day of the Payment Period and (ii) 85% of the average market price of the Common Stock on the last business day of the Payment Period, in either event rounded up to the nearest cent. The foregoing limitation on the number of shares subject to option and the Option Price shall be subject to adjustment as provided in Article 12.

For purposes of the Plan, the term "average market price" on any date means (i) the average (on that date) of the high and low prices of the Common Stock on the principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) the last reported sale price (on that date) of the Common Stock on the NASDAQ National Market, if the Common Stock is not then traded on a national securities exchange; or (iii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not reported on the NASDAQ National Market; or (iv) if the Common Stock is not publicly traded, the fair market value of the Common Stock as determined by the Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Stock in private transactions negotiated at arm's length.

For purposes of the Plan, the term "business day" means a day on which there is trading on the NASDAQ National Market or the aforementioned national securities exchange, whichever is applicable pursuant to the preceding paragraph; and if neither is applicable, a day that is not a Saturday, Sunday or legal holiday in Massachusetts.

No employee shall be granted an option which permits the employee's right to purchase stock under the Plan, and under all other Section 423(b) employee stock purchase plans of the Company and any parent or subsidiary corporations, to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined on the date or dates that options on such stock were granted) for each calendar year in which such option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code. If the participant's accumulated payroll deductions on the last day of the Payment Period would otherwise enable the participant to purchase Common Stock in excess of the Section 423(b)(8) limitation described in this paragraph, the excess of the amount of the accumulated payroll deductions over the aggregate purchase price of the shares actually purchased shall be promptly refunded to the participant by the Company, without interest.

ARTICLE 6
Exercise of Option

Each eligible employee who continues to be a participant in the Plan on the last day of a Payment Period shall be deemed to have exercised his or her option on such date and shall be deemed to have purchased from the Company such number of full shares of Common Stock reserved for the purpose of the Plan as the participant's accumulated payroll deductions on such date will pay for at the Option Price, subject to the 1,000-share limit of the option and the Section 423(b)(8) limitation described in Article 5. If the individual is not a participant on the last day of a Payment Period, then he or she shall not be entitled to exercise his or her option. Only full shares of Common Stock may be purchased under the Plan. Unused payroll deductions remaining in a participant's account at the end of a Payment Period by reason of the inability to purchase a fractional share shall be carried forward to the next Payment Period.

ARTICLE 7
Authorization for Entering the Plan

An employee may elect to enter the Plan by filling out, signing and delivering to the Company an authorization:

A.   Stating the percentage to be deducted regularly from the employee's pay;

B.   Authorizing the purchase of stock for the employee in each Payment Period in accordance with the terms of the Plan; and

C.   Specifying the exact name or names in which stock purchased for the employee is to be issued as provided under Article 11 hereof.

Such authorization must be received by the Company at least ten days before the first day of the next succeeding Payment Period and shall take effect only if the employee is an eligible employee on the first business day of such Payment Period.

Unless a participant files a new authorization or withdraws from the Plan, the deductions and purchases under the authorization the participant has on file under the Plan will continue from one Payment Period to succeeding Payment Periods as long as the Plan remains in effect.

The Company will accumulate and hold for each participant's account the amounts deducted from his or her pay. No interest will be paid on these amounts.

ARTICLE 8
Maximum Amount of Payroll Deductions

An employee may authorize payroll deductions in an amount (expressed as a whole percentage) not less than one percent (1%) but not more than ten percent (10%) of the employee's total compensation, including base pay or salary and any overtime, bonuses or commissions.

ARTICLE 9
Change in Payroll Deductions

Deductions may not be increased or decreased during a Payment Period. However, a participant may withdraw in full from the Plan.

ARTICLE 10
Withdrawal From the Plan

A participant may withdraw from the Plan (in whole but not in part) at any time prior to the last day of a Payment Period by delivering a withdrawal notice to the Company.

To re-enter the Plan, an employee who has previously withdrawn must file a new authorization at least ten days before the first day of the next Payment Period in which he or she wishes to participate. The employee's re-entry into the Plan becomes effective at the beginning of such Payment Period, provided that he or she is an eligible employee on the first business day of the Payment Period.

ARTICLE 11
Issuance of Stock

Certificates for stock issued to participants shall be delivered as soon as practicable after each Payment Period by the Company's transfer agent.

Stock purchased under the Plan shall be issued only in the name of the participant, or if the participant's authorization so specifies, in the name of the participant and another person of legal age as joint tenants with rights of survivorship.

ARTICLE 12
Adjustments

Upon the happening of any of the following described events, a participant's rights under options granted under the Plan shall be adjusted as hereinafter provided:

A.   In the event that the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if, upon a reorganization, split-up, liquidation, recapitalization or the like of the Company, the shares of Common Stock shall be exchanged for other securities of the Company, each participant shall be entitled, subject to the conditions herein stated, to purchase such number of shares of Common Stock or amount of other securities of the Company as were exchangeable for the number of shares of Common Stock that such participant would have been entitled to purchase except for such action, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or exchange; and

B.   In the event the Company shall issue any of its shares as a stock dividend upon or with respect to the shares of stock of the class which shall at the time be subject to option hereunder, each participant upon exercising such an option shall be entitled to receive (for the purchase price paid upon such exercise) the shares as to which the participant is exercising his or her option and, in addition thereto (at no additional cost), such number of shares of the class or classes in which such stock dividend or dividends were declared or paid, and such amount of cash in lieu of fractional shares, as is equal to the number of shares thereof and the amount of cash in lieu of fractional shares, respectively, which the participant would have received if the participant had been the holder of the shares as to which the participant is exercising his or her option at all times between the date of the granting of such option and the date of its exercise.

Upon the happening of any of the foregoing events, the class and aggregate number of shares set forth in Article 4 hereof which are subject to options which have been or may be granted under the Plan and the limitations set forth in the second paragraph of Article 5 shall also be appropriately adjusted to reflect the

events specified in paragraphs A and B above. Notwithstanding the foregoing, any adjustments made pursuant to paragraphs A or B shall be made only after the Committee, based on advice of counsel for the Company, determines whether such adjustments would constitute a "modification" (as that term is defined in Section 424 of the Code). If the Committee determines that such adjustments would constitute a modification, it may refrain from making such adjustments.

If the Company is to be consolidated with or acquired by another entity in a merger, a sale of all or substantially all of the Company's assets or otherwise (an "Acquisition"), the Committee or the board of directors of any entity assuming the obligations of the Company hereunder (the "Successor Board") shall, with respect to options then outstanding under the Plan, either (i) make appropriate provision for the continuation of such options by arranging for the substitution on an equitable basis for the shares then subject to such options either (a) the consideration payable with respect to the outstanding shares of the Common Stock in connection with the Acquisition, (b) shares of stock of the successor corporation, or a parent or subsidiary of such corporation, or (c) such other securities as the Successor Board deems appropriate, the fair market value of which shall not materially exceed the fair market value of the shares of Common Stock subject to such options immediately preceding the Acquisition; or (ii) terminate each participant's options in exchange for a cash payment equal to the excess of (a) the fair market value on the date of the Acquisition, of the number of shares of Common Stock that the participant's accumulated payroll deductions as of the date of the Acquisition could purchase, at an option price determined with reference only to the first business day of the applicable Payment Period and subject to the 1,000-share limit, Code Section 423(b)(8) and fractional-share limitations on the amount of stock a participant would be entitled to purchase, over (b) the result of multiplying such number of shares by such option price.

The Committee or Successor Board shall determine the adjustments to be made under this Article 12, and its determination shall be conclusive.

ARTICLE 13

No Transfer or Assignment of Employee's Rights

An option granted under the Plan may not be transferred or assigned and may be exercised only by the participant.

ARTICLE 14

Termination of Employee's Rights

Whenever a participant ceases to be an eligible employee because of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death or for any other reason, his or her rights under the Plan shall immediately terminate, and the Company shall promptly refund, without interest, the entire balance of his or her payroll deduction account under the Plan. Notwithstanding the foregoing, eligible employment shall be treated as continuing intact while a participant is on military leave, sick leave or other bona fide leave of absence, for up to 90 days, or for so long as the participant's right to re-employment is guaranteed either by statute or by contract, if longer than 90 days.

ARTICLE 15

Termination and Amendments to Plan

The Plan may be terminated at any time by the Company's Board of Directors but such termination shall not affect options then outstanding under the Plan. It will terminate in any case when all or substantially all of the unissued shares of stock reserved for the purposes of the Plan have been purchased. If at any time shares of stock reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would

otherwise be used to purchase stock, and the Plan shall terminate. Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase stock will be refunded, without interest.

The Committee or the Board of Directors may from time to time adopt amendments to the Plan provided that, without the approval of the stockholders of the Company, no amendment may (i) increase the number of shares that may be issued under the Plan; (ii) change the class of employees eligible to receive options under the Plan, if such action would be treated as the adoption of a new plan for purposes of Section 423(b) of the Code; or (iii) cause Rule 16b-3 under the Securities Exchange Act of 1934 to become inapplicable to the Plan.

ARTICLE 16

LIMITS ON SALE OF STOCK PURCHASED UNDER THE PLAN

The Plan is intended to provide shares of Common Stock for investment and not for resale. The Company does not, however, intend to restrict or influence any employee in the conduct of his or her own affairs. An employee may, therefore, sell stock purchased under the Plan at any time the employee chooses, subject to compliance with any applicable federal or state securities laws and subject to any restrictions imposed under Article 21 to ensure that tax withholding obligations are satisfied. THE EMPLOYEE ASSUMES THE RISK OF ANY MARKET FLUCTUATIONS IN THE PRICE OF THE STOCK.

ARTICLE 17

PARTICIPATING SUBSIDIARIES

The term "participating subsidiary" shall mean any present or future subsidiary of the Company, as that term is defined in Section 424(f) of the Code, which is designated from time to time by the Board of Directors to participate in the Plan. The Board of Directors shall have the power to make such designation before or after the Plan is approved by the stockholders.

ARTICLE 18

OPTIONEES NOT STOCKHOLDERS

Neither the granting of an option to an employee nor the deductions from his or her pay shall constitute such employee a stockholder of the shares covered by an option until such shares have been actually purchased by the employee.

ARTICLE 19

APPLICATION OF FUNDS

The proceeds received by the Company from the sale of Common Stock pursuant to options granted under the Plan will be used for general corporate purposes.

ARTICLE 20

NOTICE TO COMPANY OF DISQUALIFYING DISPOSITION

By electing to participate in the Plan, each participant agrees to notify the Company in writing immediately after the participant transfers Common Stock acquired under the Plan, if such transfer occurs within two years after the first business day of the Payment Period in which such Common Stock was acquired. Each participant further agrees to provide any information about such a transfer as may be requested by the Company or any subsidiary corporation in order to assist it in complying with the tax laws. Such dispositions generally are treated as "disqualifying dispositions" under Sections 421 and 424 of the Code, which have certain tax consequences to participants and to the Company and its participating subsidiaries.

ARTICLE 21

Withholding of Additional Income Taxes

By electing to participate in the Plan, each participant acknowledges that the Company and its participating subsidiaries are required to withhold taxes with respect to the amounts deducted from the participant's compensation and accumulated for the benefit of the participant under the Plan, and each participant agrees that the Company and its participating subsidiaries may deduct additional amounts from the participant's compensation, when amounts are added to the participant's account, used to purchase Common Stock or refunded, in order to satisfy such withholding obligations. Each participant further acknowledges that when Common Stock is purchased under the Plan the Company and its participating subsidiaries may be required to withhold taxes with respect to all or a portion of the difference between the fair market value of the Common Stock purchased and its purchase price, and each participant agrees that such taxes may be withheld from compensation otherwise payable to such participant. It is intended that tax withholding will be accomplished in such a manner that the full amount of payroll deductions elected by the participant under Article 7 will be used to purchase Common Stock. However, if amounts sufficient to satisfy applicable tax withholding obligations have not been withheld from compensation otherwise payable to any participant, then, notwithstanding any other provision of the Plan, the Company may withhold such taxes from the participant's accumulated payroll deductions and apply the net amount to the purchase of Common Stock, unless the participant pays to the Company, prior to the exercise date, an amount sufficient to satisfy such withholding obligations. Each participant further acknowledges that the Company and its participating subsidiaries may be required to withhold taxes in connection with the disposition of stock acquired under the Plan and agrees that the Company or any participating subsidiary may take whatever action it considers appropriate to satisfy such withholding requirements, including deducting from compensation otherwise payable to such participant an amount sufficient to satisfy such withholding requirements or conditioning any disposition of Common Stock by the participant upon the payment to the Company or such subsidiary of an amount sufficient to satisfy such withholding requirements.

ARTICLE 22

Governmental Regulations

The Company's obligation to sell and deliver shares of Common Stock under the Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such shares.

Government regulations may impose reporting or other obligations on the Company with respect to the Plan. For example, the Company may be required to identify shares of Common Stock issued under the Plan on its stock ownership records and send tax information statements to employees and former employees who transfer title to such shares.

ARTICLE 23

Governing Law

The validity and construction of the Plan shall be governed by the laws of Delaware, without giving effect to the principles of conflicts of law thereof.

ARTICLE 24

Approval of Board of Directors and Stockholders of the Company

The Plan was adopted by the Board of Directors on February 17, 1999 and was approved by the stockholders of the Company on April 21, 1999.

The Plan was amended by the Board of Directors on April 21, 1999 to change the Payment Periods as set forth in the second sentence of Article 5.

The Plan was amended by the Board of Directors on July 18, 2000 to replace the first paragraph in its entirety of Article 5.

The Plan was amended by the Board of Directors on March 23, 2001 to increase the number of shares issuable pursuant to the plan to 200,000, and such amendment was approved by the stockholders of the Company on May 24, 2001.